Mail Stop 3561

August 18, 2008

Corporation Service Company
2711 Centerville Road
Suite 400
Wilmington, DE 19808
Attention: Ian Warwick,
        Chairman and Chief Executive Officer of
        Aftersoft Group, Inc.

> **Re: Aftersoft Group, Inc.**
> **Amendment No. 4 to Registration Statement on**
> **Form S-1**
> **Filed August 8, 2008**
> **File No. 333-140758**

Dear Mr. Warwick:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1.   We note your response to comment 2 in our letter dated July 25, 2008, and we partially reissue that comment. Please disclose the material terms of the sale of DSS. In the "Risk Factors" section you state that DSS was sold on October 30, 2007, yet on page 2 you do not refer to this date. On page 55 you state that DSS was sold on November 12, 2007. Please reconcile your disclosure. Also, please clarify the number of shares received in each transaction.

2.   We note the removal of the statement that "Aftersoft has no affiliations with any of ADNW's other subsidiary businesses." Please add back the disclosure or disclose any such affiliations.

Risk Factors, page 6

3.   Please revise the risk factor discussing the delinquency of your parent in its reporting requirements to discuss the risk to the company and its shareholders. Please revise similar disclosure throughout the prospectus to also discuss the risk. Also, please clearly discuss the common management of ADNW and Aftersoft, throughout the prospectus. In particular we note Mr. Warwick is Chairman and CEO of both companies, as indicated in your supplemental response to comment four from our letter dated July 25, 2008. Lastly, please clarify whether any other officers and/or directors are affiliated with both companies.

4.   We note your response to comment four in our letter dated July 25, 2008, and we partially reissue that comment. Please tell us whether the control person(s) of ADNW will be the control person(s) of Aftersoft after the spin-off.

Majority Stockholder Distributing Securities and Additional Selling Shareholder Distributing Securities, page 13

5.   We reissue comment five from our letter dated July 25, 2008. You continue to refer to the "dealer-related businesses." It continues to be unclear what part of ADNW's business this refers to, as the disclosure regarding ADNW's business continues to focus upon the Orbit business. Please revise to clarify.

Summary Compensation Table for Fiscal Year 2008 and 2007, page 62

6.   Revise footnote three to disclose all assumptions made in the valuation of the stock award by reference to a discussion of those assumptions in the company's financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis. We direct your attention to the Instruction to Item 402(n)(2)(v) and (vi) of Regulation S-K. Also revise footnote one to the director compensation table.

Exchange Act Filings

7.   We reissue comment 23 from our letter dated July 25, 2008. Please revise your
        Exchange Act filings in accordance with the comments on the financial
        statements and related disclosures, as applicable.

                                    * * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        You may contact Ryan Milne at (202) 551-3688 if you have questions regarding
comments on the financial statements and related matters. Please contact Damon Colbert
at (202) 551-3581 or Pamela Howell at (202) 551-3357 with any other questions.

                                                Sincerely,

                                                John Reynolds
                                                Assistant Director
                                                Office of Beverages, Apparel
                                                and Healthcare Services

cc: David Danovitch, Esq.
        Kristin Angelino, Esq.
        Jaclyn Amsel, Esq.